UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

(Amendment No.    )*

SOUTHWEST COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

84479U109

(CUSIP Number)

Ronald W. Bachli

Chairman and Chief Executive Officer

Angelee J. Harris

Executive Vice President, General Counsel and

Secretary

Placer Sierra Bancshares

525 J Street

Sacramento, CA 95814

(916) 554-4750

copy to: William T. Quicksilver, Esq. Craig D. Miller, Esq. Manatt, Phelps & Phillips, LLP 11355 W. Olympic Boulevard Los Angeles, California 90064 (310) 312-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.23d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock – CUSIP No. 84479U109

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Placer Sierra Bancshares

IRS Identification No. Of Above Person (Entities Only):

94-3411134
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC Use Only

4.	SOURCE OF FUNDS

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

700,926**
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

700,926**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.40% **
14.	TYPE OF REPORTING PERSON

CO

**	Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4, 5 and 6 hereof. Based on 3,808,663 shares of Southwest Community Bancorp outstanding as of February 15, 2006 as set forth in the Reorganization Agreement, as defined below, Placer Sierra Bancshares may be deemed to have beneficial ownership of 700,926 shares of Southwest Community Bancorp common stock if the record date were February 15, 2006. This does not include up to 614,600 additional shares of Southwest Community Bancorp common stock which are subject to options and held by directors of Southwest Community Bancorp as such shares would be subject to the Voting Agreements only if exercised by the respective director. Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (the “Exchange Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Common Stock, no par value (the “Common Stock”), of Southwest Community Bancorp, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5810 El Camino Real, Suite D, Carlsbad, California 92013-1690.

ITEM 2. Identity and Background.

(a)-(c); (f) This Schedule is being filed by Placer Sierra Bancshares, a California corporation (“PLSB” or the “Company”). PLSB is a bank holding company. The address of PLSB is 525 J Street, Sacramento, California 95614.

For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of the PLSB, Schedule A, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship, and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)-(e) Neither PLSB nor, to the knowledge of PLSB, any of the individuals listed on Schedule A, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

As described in response to Item 4, the Shares (as defined below) to which this Schedule relates, have not been purchased by PLSB, and thus no funds were used for such purpose. As an inducement for PLSB to enter into the Reorganization Agreement described in Item 4 and in consideration thereof, each of the directors of Southwest, Allen W. Arendsee, Carol M. Beres, Richard T. L. Chan, Karen J. Estes, Philip H. Holtkamp, Howard B. Levenson, Stuart F. McFarland, Frank J. Mercardante and Paul M. Weil (“Shareholders”) entered into Voting Agreements with PLSB each dated as of February 15, 2006 (described in Item 4 of this Schedule 13D and a form of which is attached hereto as Exhibit 2 (the “Voting Agreements”) with respect to certain shares of the Southwest’s common stock beneficially owned by the Shareholders (the “Shares”). PLSB did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4. Purpose of Transaction.

(a)-(j) As an inducement for Southwest to enter into the Reorganization Agreement (as defined below), covering the Shares to which this Schedule relates, the Shareholders entered in Voting Agreements with PLSB. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Reorganization Agreement.

Reorganization Agreement

On February 15, 2006, Placer Sierra Bancshares, a California corporation and holding corporation for Placer Sierra Bank (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Reorganization Agreement”) with Southwest Community Bancorp, a California corporation, holding company for Southwest Community Bank (“Southwest”).

The Reorganization Agreement provides for, among other things, the merger of Southwest with and into the Company with the Company as the surviving corporation (the “Merger”) and the issuance of shares of the Company’s common stock, no par value (“Common Stock”) to the shareholders of Southwest. The completion of the merger is subject to various customary conditions, including receipt of requisite governmental approvals and the approval of the shareholders of the Company and Southwest.

In connection with the Merger, each outstanding share of Southwest common stock will be converted into a number of shares of the Company’s Common Stock based on an exchange ratio. The exchange ratio will be equal to the quotient obtained by dividing a “Per Share Price” by the average price of the Company’s common stock for a period of 20 trading days prior to the Merger (the “Average Price”). The “Per Share Price” will be equal to the quotient obtained by dividing $175,000,000 (plus the aggregate exercise price of all outstanding Southwest options and warrants at the Closing) by the number of outstanding shares of Southwest common stock and number of shares of Southwest common stock subject to outstanding warrants and options at the Closing. As of the date of execution of the Reorganization Agreement, there were 3,808,663 outstanding shares of Southwest common stock and 976,541 shares of Southwest common stock issuable on conversion of outstanding options and warrants. Accordingly, at the time of entry into the Reorganization Agreement, and assuming an Average Price of between $23.40 and $28.60 each outstanding share of Southwest common stock would have been converted into approximately $38.9747 worth of the Company’s common stock. As of the date of the Reorganization Agreement, the weighted average exercise price of all outstanding options and warrants to purchase Southwest common stock was $12.13 and $9.08, respectively. The Company will assume all outstanding Southwest warrants, which will then become warrants to purchase Company common stock. Any options to purchase Southwest common stock which are not exercised prior to consummation of the merger, will be canceled for no consideration.

In the event the Company’s Average Price prior to the Merger is greater than or equal to $28.60, or less than or equal to $23.40, the Exchange Ratio will be fixed to what it would have been had the Company’s Average Price been $23.40 or $28.00 to ensure that a maximum or minimum number of shares of the Company Common Stock are issued in the Merger, as the case may be.

In the event the Average Price is below $21.06 and the Company’s Common Stock underperforms an index of peer stocks by more than 15%, then Southwest may terminate the Reorganization Agreement unless the Company adds cash to the transaction to increase the aggregate purchase price Southwest shareholders could have received had the Average Price been $21.06 (or $157,500,000 in the aggregate in the Company’s Common Stock and cash.)

In connection with the Merger, two members of Southwest’s Board of Directors, Frank Mercardante, the Chief Executive Officer of Southwest Bancorp, and Allan Arendsee, will join the Company’s Board of Directors.

Voting Agreements

In connection with the Reorganization Agreement, all members of Southwest’s Board of Directors (the “Directors”) holding shares of Southwest’s common stock, entered into Voting Agreements with the Company pursuant to which these directors agreed to vote (i) all of their shares of Southwest’s common stock (whether now owned or subsequently acquired) in favor of the Merger and (ii) against any Acquisition Proposal (as defined in the Reorganization Agreement) whether presented at a shareholders’ meeting or by written consent. Each of the Shareholders waived any appraisal rights, or rights to dissent from the Merger. A copy of the form of Voting Agreement is attached hereto as Exhibit 2. Pursuant to the Voting Agreements each of the Directors also agreed not to sell, transfer, convey or otherwise dispose of their shares of Southwest common stock without the consent of PLSB. To PLSB’s knowledge, each of the Directors has beneficial ownership, as of February 15, 2006, of the number of shares of Southwest Common Stock set forth on Schedule B. This does not include an additional 614,600 additional shares of Southwest Community Bancorp common stock which are subject to option and held by the Directors in the aggregate, as such shares are not subject to the Voting Agreements unless exercised prior to the record date for the shareholder meeting of Southwest Community Bancorp at which the Agreement will be voted upon.

The Voting Agreements terminate automatically at the earlier of (i) the Effective Time of the Merger or (ii) the termination of the Reorganization Agreement.

The foregoing descriptions of the Reorganization Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of such agreements which are filed as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

(a) As a result of the Voting Agreements, PLSB may be deemed to have beneficial ownership of an aggregate of 700,926 shares of Southwest’s common stock (excluding up to 614,600 shares of common stock underlying options which would not become subject to the Voting Agreements unless exercised by the relevant director of Southwest Community Bancorp), which constitutes, based on information provided by Southwest and set forth in the Reorganization Agreement, approximately 18.40% of the outstanding common stock of Southwest as of February 15, 2006. Such beneficial ownership would only extend as to such matters specified in the Voting Agreement, as described in Item 4 of this Schedule 13D. Neither PLSB, nor, to PLSB’s knowledge, any of the persons listed on Schedule A owns or has the right to acquire any shares of Southwest Community Bancorp Common Stock.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by PLSB that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

For information required by Item 2 relating to PLSB, Schedule A, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment.

(b) Pursuant to the Voting Agreements, PLSB may be deemed to have shared power to vote 700,926 shares of Common Stock held by the Shareholders. The information required by this item relating to the Shareholders is set forth in Schedule B to PLSB’s knowledge.

(c) Except for the Reorganization Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither PLSB nor, to PLSB’s knowledge, any person named on Schedule A has effected any transaction in Southwest’s Common Stock during the past 60 days.

(d) To PLSB’s knowledge, any other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See “Item 4. Purpose of Transaction” for descriptions of the Voting Agreements and Reorganization Agreement, which are qualified in their entirety by reference to the respective agreement, copies of which are filed or incorporated by reference hereto as Exhibit 1 and Exhibit 2, respectively.

ITEM 7. Material to be Filed as Exhibits.

1	Agreement and Plan of Merger and Reorganization, between Placer Sierra Bancshares and Southwest Community Bancorp, dated February 15, 2006 (incorporated herein by reference as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 21, 2006).

2	Form of Voting Agreement, dated February 15, 2006, by and between Placer Sierra Bancshares and each of the directors of Southwest Community Bancorp (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 21, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: February 27, 2006	PLACER SIERRA BANCSHARES

	By:	/s/ Ronald W. Bachli
Ronald W. Bachli
Chairman & Chief Executive Officer

EXHIBIT INDEX

Number	Description
1	Agreement and Plan of Merger and Reorganization, between Placer Sierra Bancshares and Southwest Community Bancorp, dated February 15, 2006 (incorporated herein by reference as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 21, 2006).

2	Form of Voting Agreement, dated February 15, 2006, by and between Placer Sierra Bancshares and each of the directors of Southwest Community Bancorp (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 21, 2006).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PLACER SIERRA BANCSHARES

Set forth below is a list of the directors and executive officers of PLSB, setting forth the business address and present occupation or employment, and the name and address of any corporation or organization in which such employment of each person. To PLSB’s knowledge, all director and executive officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Placer Sierra Bancshares, 525 J Street, Sacramento, California 95814.

Directors	Present Principal Occupation or Employment
Ronald W. Bachli	Chairman of the Board and Chief Executive Officer, PLSB and PSB

Christi Black	Managing Director, Ogilvy Public Relations Worldwide.

Robert J. Kushner	Founding Partner, Kushner, Smith, Joanou & Gregson, LLP, an accounting firm located in Irvine, California.

Larry D. Mitchell	Retired. Formerly employed by The Hewlett-Packard Company, for 29 years as General Manager of the Roseville Site. Sole Proprietor of Mitchell Consulting. Vice President of Operations of SP Communications, a start-up company.

Dwayne A. Shackelford	Consultant, Huntley, Mullaney and Spargo, LLC, California, a firm which provides financial restructuring services for the retail and restaurant sectors. Vice President, Chartwell Holdings, a real estate development company.

William J. Slaton	Retired public finance executive. Formerly Vice President of ePlus (NASDAQ:PLUS), a provider of supply chain management solutions.

Robert H. Smiley	Professor of Management, University of California at Davis.

Sandra R. Smoley	President and CEO, The Sandy Smoley Group, a firm that provides healthcare consulting services and state and local government consulting.

Executive Officers	Present Principal Occupation or Employment
Randall E. Reynoso	President and Chief Operating Officer, PLSB and PSB

David E. Hooston	Chief Financial Officer, PLSB and Treasurer, PSB

Kevin J. Barri	Executive Vice President and Retail Division Manager, PSB

Angelee J. Harris	Executive Vice President and General Counsel, PLSB and PSB

Marshall V. Laitsch	President, Southern California Division, PSB

Ken E. Johnson	Executive Vice President and Human Resources Director, PLSB

K. Lynn Matsuda	Executive Vice President and Director of Operations, PSB

James A. Sundquist	Executive Vice President, Chief Financial Officer, PSB

SCHEDULE B

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The following table sets forth the name and share ownership of each of the directors and executive officers of Southwest with whom PLSB shares voting power of the Shares pursuant to the Voting Agreements. Unless otherwise indicated below, the business address of each person is c/o Southwest Bancorp, 5810 El Camino Real, Carlsbad, California 92008.

NAME	NUMBER OF SHARES OWNED AS OF FEBRUARY 15, 2006(1)	PERCENT OF OWNERSHIP OF SOUTHWEST COMMON STOCK
Allan W. Arendsee	205,536	5.40%
Carol M. Beres	15,750	0.41%
Richard T. L. Chan	52,242	1.37%
Karen J. Estes	35,961	0.94%
Philip H. Holtkamp	36,667	0.96%
Alan Lane	1,050	0.03%
James L. Lemery	1,050	0.03%
Howard B. Levenson	136,574	3.59%
Stuart F. McFarland	73,805	1.94%
Frank J. Mercardante	30,962	0.81%
Paul M. Weil	111,329	2.92%
Total	700,926	18.40%

(1)	Does not includes an additional shares underlying options and warrants.